Exhibit 23.1

The Board of Directors

Max Capital Group Ltd.:

We consent to the incorporation by reference in the registration statements on Forms S-8 (No. 333-131951 and No. 333-69092) of Max Capital Group Ltd. of our report dated February 19, 2008, with respect to the consolidated balance sheets of Max Capital Group Ltd. as of December 31, 2007 and 2006, and the related consolidated statements of income and comprehensive income, changes in shareholders’ equity, and cash flows for each of the years in the three-year period ended December 31, 2007, and all related financial statement schedules, and the effectiveness of internal control over financial reporting as of December 31, 2007, which report appears in the December 31, 2007 annual report on Form 10-K of Max Capital Group Ltd.

/s/ KPMG

Hamilton, Bermuda

February 19, 2008